April 3, 2003



03 APR -7 AM 7:21

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549


03050970

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release issued today entitled "*Bombardier presents recapitalization program featuring equity offering and asset divestitures – Tellier says emphasis on transparency and accountability will drive change in corporate culture – Financial results for fiscal 2003 are announced*" which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of ________, 2003.

____

Name:
Title:

5/30

PRESS RELEASE

03 APR -7 AM 7:21


BOMBARDIER

BOMBARDIER

BOMBARDIER PRESENTS RECAPITALIZATION PROGRAM FEATURING EQUITY OFFERING AND ASSET DIVESTITURES

TELLIER SAYS EMPHASIS ON TRANSPARENCY AND ACCOUNTABILITY WILL DRIVE CHANGE IN CORPORATE CULTURE

FINANCIAL RESULTS FOR FISCAL 2003 ARE ANNOUNCED

- **Equity offering of at least $800 million**
- **Planned divestitures including Bombardier Recreational Products expected to raise in excess of $1.5 billion**
- **Reduction of dividend**
- **Change in governance structure**
- **Bank covenant amended**
- **Bombardier Capital to focus on only two portfolio categories**
- **New accounting policies adopted to enhance investor understanding of the Corporation's performance**
- **Consolidated revenues for fiscal 2003 of $23.7 billion and net loss of $615.2 million after non-cash special items of $1.3 billion ($959.7 million after tax)**
- **Free cash flow of $801.4 million**
- **Order backlog of $44.4 billion**

Toronto, April 3, 2003 – Bombardier President and Chief Executive Officer Paul M. Tellier announced a major recapitalization program which includes the filing later today, with the securities regulatory authorities in Canada, of a preliminary short-form prospectus providing for the issue of Class B shares. The equity infusion will strengthen the Corporation's balance sheet and bolster working capital.

Gross proceeds from this equity offering are expected to be at least $800 million and will supplement the Corporation's working capital and be used for general corporate purposes. The securities to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, absent registration or an applicable exemption from registration requirements.

A NEW BOMBARDIER

The equity offering leads a list of initiatives designed to strengthen the company's balance sheet and refocus the Corporation on the aerospace and transportation businesses. To that end, Tellier announced Bombardier's intention to divest Bombardier Recreational Products, as well as other non-core assets.

"We will rebuild our credibility with investors with the action plan we are announcing today," said Tellier. "The sale of our recreational products business provides a good balance between our asset divestitures and the equity offering. Combined with our cost reduction programs, it gives us the financial flexibility we need going forward.

"Our story is a story of recovery. We are acting rapidly and strategically to re-energize the Corporation by strengthening our balance sheet and putting the liquidity concern and the bank covenant issue behind us.

"Rigour and consolidation are the order of the day. Tighter accountability and financial discipline are being applied across the Corporation. Bombardier today is focused on value creation," he said.

ASSET DIVESTITURES

The Corporation has decided to divest its recreational products business as it is the most liquid asset in Bombardier's portfolio. The Corporation has retained UBS Warburg as financial advisors and Ogilvy Renault as its legal advisors for this transaction.

The controlling shareholder supports the Corporation's plan to unlock the value of the recreational products group at this time.

In order to help ensure the stability and continuity of this heritage asset, members of the Bombardier family have expressed an interest in participating in the process as part of an eventual group of investors seeking to acquire the recreational products business.

In view of the family's interest, the Board has formed a committee of independent directors to supervise and monitor the divestiture process, evaluate offers or other alternatives and make recommendations to the Board. The independent committee is chaired by L. Denis Desautels, former Auditor General of Canada, and composed of Jalynn H. Bennett, André Desmarais, Jean C. Monty and James E. Perrella.

The committee will be responsible for ensuring that the best interests of the Corporation and all of its shareholders are served. The committee will also ensure that the process is conducted in a manner that maintains the full value of the business during the divestiture process.

The independent committee of the Board has retained Morgan Stanley as its financial advisors and McCarthy Tétrault LLP as its legal advisors.

Tellier confirmed divestment of two non-core assets already underway:

- **Defence Services**
  Bombardier Aerospace provides technical services for military aircraft through facilities located at Mirabel, Québec and Bridgeport, West Virginia. It also provides pilot training for Canadian pilots and for NATO pilots and personnel from other countries in Portage la Prairie, Manitoba; Moose Jaw, Saskatchewan; and Cold Lake, Alberta. Divestiture of these activities is underway.
- **Belfast City Airport**
  In October 2002, Bombardier announced its intention to sell the Belfast City Airport in Northern Ireland. Prospective buyers have been identified and negotiations are ongoing.

These divestments, combined with the equity offering, are expected to generate cash in excess of $2 billion within six to nine months. Proceeds are intended to supplement the Corporation's working capital and be used for general corporate purposes.

AMENDED BANK COVENANT

Bombardier has reached an agreement with its lenders under its two main syndicated credit facilities to amend the net debt-to-capitalization ratio covenant. This demonstrates support and provides the Corporation with the flexibility to implement its recapitalization program.

DIVIDENDS ON CLASS A AND CLASS B SHARES

At its meeting on April 2, 2003, the Board re-affirmed its policy of paying dividends on Class A shares (multiple voting) and Class B shares (subordinate voting). However, the Board resolved that such dividends would be no greater than $0.09 per share (plus, in the case of the Class B shares (subordinate voting), a preferential dividend of $0.0015625 per share per annum) on an annual basis for the current fiscal year. As a result, the annual dividend per Class A and Class B share for fiscal year 2004, if approved by the Board each quarter, will be approximately one half of the dividend paid in fiscal year 2003. The Board reserves the right to modify its dividend payment policy at any time.

FURTHER CONCENTRATION FOR BOMBARDIER CAPITAL

Tellier also said the divestitures will refocus Bombardier Capital's business plan. Origination activities will now be concentrated on inventory financing and interim financing for Bombardier Aerospace regional aircraft, with limitations on the maximum amount and number of aircraft. Bombardier Capital will continue to greatly reduce its assets under management through the ongoing wind-down and sale of all its other portfolios, which is expected to generate significant cash.

The Corporation announced today it will cease origination for Bombardier Capital's railcar leasing activities. These activities consist of third-party leasing of a fleet of over 16,000 freight cars. Earlier, Bombardier announced the sale and gradual wind-down of the receivable factoring portfolios and the business aircraft financing portfolios. These processes are underway and should be completed later this year. The receivable factoring portfolio has already been reduced by 34% and the business aircraft portfolio by 24% during the last quarter. The portfolios being wound down or sold represented 55% of Bombardier Capital's assets under management as at Jan. 31, 2003.

CHANGES IN ACCOUNTING POLICIES

Bombardier has also taken steps to enhance clarity and transparency in financial reporting, as more fully described in the aerospace section.

At its meeting on April 2, 2003, Bombardier's Board approved changes in accounting policies for its aerospace programs, including the adoption of the average cost accounting method in place of the program accounting method. The changes, concurrent with significant revisions of estimates, resulted in cumulative non-cash pre-tax write-downs totalling $2.2 billion, of which $1.0 billion was recorded in fiscal 2003, and $1.2 billion relates to prior years.

"We are making these changes because we believe that this new accounting method will enhance investor understanding of our performance," said Tellier. "Although we are taking substantial write-downs, these are expected to be offset by our recapitalization initiative, which will provide us with a strengthened balance sheet to see us through this period of uncertainty."

CORPORATE GOVERNANCE

In the context of the broader public debate around corporate governance issues, Bombardier has initiated a number of changes to enhance its governance structure.

Bombardier appointed Board member Jalynn H. Bennett as chair of the Retirement Pension Oversight Committee of the Board. This committee will oversee, review and monitor the investment of assets of the Corporation's pension plans. Mrs. Bennett sits on several boards and has extensive knowledge of pension reform. She is a member of the Ontario Teachers' Pension Plan board.

The Board also made the decision to create a Corporate Governance and Nominating Committee to monitor the evolution of the corporate governance principles including the Corporation's Code of Ethics. Furthermore, the Executive Committee of the Board will be abolished.

New Board committees and changes to existing committees will take effect in June 2003, at the time of the Corporation's annual meeting of shareholders. The mission of the Human Resources and Compensation Committee and of the Audit Committee will be reviewed, and all committees will be comprised exclusively of independent directors.

On Feb. 21, 2003, Bombardier announced that former Auditor General of Canada, L. Denis Desautels, joined the Board and its Audit Committee.

FUNDAMENTALS SOUND

"I have now been at the head of this Corporation for close to three months," said Tellier, "and, in spite of the current uncertainties, I am confident that the fundamentals of our core businesses are sound. We have good products, good people, loyal customers and good technology. We can also rely on a strong backlog of orders, which provides our manufacturing facilities with two to three years of work.

"We invented the concept of the regional jet, the product which is key to the North American airline industry's re-organization. We have taken the measures to ensure we will be ready when the business jet market picks up.

"Bombardier Transportation has become a core revenue generator and is basically a recession-resistant business. As the global market leader with a complete line of products, it has built a strong backlog.

"The new Bombardier will be made up primarily of two almost equal-sized businesses that have operational and financial complementarities and that have different product cyclicality. There are many opportunities for synergies in manufacturing, procurement, engineering and design and project management, as well as sales and administration.

"As for Bombardier Capital, we have addressed the market's concerns head on, and have put a strong professional team in place. We are managing this business in a very disciplined fashion," said Tellier.

In terms of liquidity, the Corporation confirmed that it had a total of $5.7 billion of short-term capital resources available as at Jan. 31, 2003, an increase of $898 million over the previous year.

OUTLOOK

"In looking ahead, we are taking a prudent approach to planning our activities for the year. While we will not provide formal EPS and cash-flow guidance in light of uncertainty in the markets, we are prepared to provide a business level outlook for the upcoming year.

"Specifically,

- Bombardier Aerospace, which is planning its production to reflect the uncertainty in the sector, is expected to demonstrate an improvement over fiscal year 2003 results. Based on the current backlog, it is expected that aircraft deliveries for fiscal 2004 will be at a level similar to those of fiscal year 2003. The entry into service of the Bombardier Challenger* 300 in the business aircraft segment and of the Bombardier CRJ900* in the regional aircraft segment will contribute to this achievement. The final outcome of the major restructuring of key airlines will have an impact on Bombardier's activities. However, the Corporation believes the current business plan presents a sound course of action.
- Bombardier Transportation's results, based on industry growth and increased profitability in its contracts, are expected to improve. Ongoing productivity enhancement and cost reduction programs will contribute to this improvement along with reinforced quality control on new product introduction.
- Bombardier Capital (BC) will be a smaller contributor to overall profits due to the significant reduction in its assets under management."

FINANCIAL RESULTS FOR THE YEAR ENDED JAN. 31, 2003

Bombardier Inc. today reported consolidated revenues of $23.7 billion for the year ended Jan. 31, 2003, an increase of 8.5% over revenues of $21.8 billion the previous year. This increase is mainly due to a higher level of activity in the transportation segment and the consolidation of Bombardier Transportation GmbH (Adtranz) accounts for the full 12-month period for fiscal year 2003, compared to eight months for the previous year. This increase was also due to higher sales of outboard engines and all-terrain vehicles (ATVs). These increases were partially offset by lower revenues in the aerospace segment, mainly as a result of lower business aircraft deliveries.

Effective in the fourth quarter of fiscal year 2003, Bombardier Aerospace changed its accounting policy from the program accounting method to the average cost accounting method. This is more fully described in the aerospace section. The following results reflect the retroactive application of the changes in accounting policies for the aerospace segment to all periods.

Earnings before tax (EBT) before special items[1] reached $519.6 million for fiscal 2003, compared to $1.1 billion for fiscal year 2002. Net loss for fiscal year 2003 was $615.2 million, or $0.47 per share, compared to a net income of $36.0 million, or $0.01 per share for fiscal year 2002. Before the effect of the changes in accounting policies and special items, earnings per share would have reached $0.44 for fiscal year 2003.

Bombardier's order backlog as at Jan. 31, 2003 totalled $44.4 billion, compared to $44.1 billion as at Jan. 31, 2002. In aerospace, the backlog reached $18.7 billion as at Jan. 31, 2003, compared to $23.7 billion at the end of the previous fiscal year and, in transportation, it totalled $25.7 billion at the end of the fiscal year, compared to $20.4 billion as at Jan. 31, 2002.

Financial highlights

(in millions of dollars except per share amounts)	Years ended Jan. 31 2003	2002 (restated)
Segmented revenues		
Aerospace	**$ 11,294.4**	$ 12,289.2
Transportation	**9,421.8**	7,019.5
Recreational Products	**2,476.3**	1,952.6
BC	**894.9**	966.8
Intersegment revenues	**(422.5)**	(412.5)
External revenues	**23,664.9**	21,815.6
Income (loss) before special items and income taxes		
Aerospace	**$ (32.4)**	$ 721.5
Transportation	**309.8**	230.4
Recreational Products	**138.4**	150.3
BC	**103.8**	41.4
	519.6	1,143.6
Special items	**(1,310.8)**	(1,093.5)
Income (loss) before income taxes	**(791.2)**	50.1
Income taxes expense (recovery)	**(176.0)**	14.1
Net income (loss)	**$ (615.2)**	$ 36.0
Earnings (loss) per share		
Basic	**$ (0.47)**	$ 0.01
Diluted	**$ (0.47)**	$ 0.01
Average number of common shares outstanding during the period (millions)	**1,372.7**	1,368.5

Bombardier Aerospace

- **Segmented revenues for the fiscal year reach $11.3 billion**
- **Aircraft deliveries total 298 units**
- **Negative EBT before special items of $32.4 million**
- **Special items totalling $1.3 billion**
- **Write-downs from changes in accounting policies and related revisions of estimates**
- **Order backlog of $18.7 billion**

Changes in accounting policies and related revisions of estimates

Prices for the Corporation's aircraft products have recently exhibited and are expected to continue to exhibit greater volatility than in the past. Making sufficiently reliable estimates of future sale prices, as required by the program accounting method, has therefore become more difficult. As a result of these changes in circumstances, Management concluded that, under prevailing market conditions, the average cost accounting method is preferable to the program accounting method to account for cost of sales, since it will enhance investor understanding of the Corporation's performance. Financial results will more rapidly reflect changes in production costs and the impact of external factors affecting its business, such as actual selling prices.

Under the average cost accounting method, estimated average unit production costs are charged to cost of sales. As a result, the margin on each aircraft delivered varies depending on the aircraft selling price. Under the program accounting method, the cost of sale for each delivered aircraft was calculated as a percentage of the actual sale price, achieving a constant program margin percentage.

Under the new accounting method, management conducts quarterly reviews as well as a detailed annual review of its cost estimates and program quantities. The effect of any revision is accounted for through a cumulative catch-up adjustment to income. Previously, under the program method of accounting, changes in margin estimates were accounted for prospectively over remaining program quantities.

Non-recurring costs, including prototype design and development, which were previously deferred as inventory costs and amortized over the initial program quantity or less, are now accounted for as program tooling in property, plant and equipment, and are amortized under the straight-line method. The cost of program tooling now includes interest charges incurred during construction.

These changes in accounting policies were applied retroactively with restatement of prior period financial statements, as required by generally accepted accounting principles. This also provides a better understanding of the impact of the new accounting policies on historical results. The pre-tax effect of these changes of accounting policies and related revisions of estimates amounted to $2.2 billion for fiscal year 2003 and all prior periods. This amount comprises $614.7 million included in the special items for the current year.

Analysis of results

For the year ended Jan. 31, 2003, Bombardier Aerospace had segmented revenues of $11.3 billion, compared to $12.3 billion in the previous year. This decrease is mainly due to the decline in business aircraft deliveries and the effect of the change in timing of revenue recognition for narrow-body business jets. These reductions were partially offset by higher deliveries of regional jets and sales of used business aircraft, as well as a higher effective exchange rate for the U.S. dollar compared to the Canadian dollar, resulting from the Corporation's hedging activities.

Negative EBT before special items, reflecting the changes in accounting policies, was $32.4 million for the year ended Jan. 31, 2003, compared to an EBT before special items of $721.5 million for the previous year. This decrease results mainly from lower deliveries of business aircraft.

Special items of $1.3 billion were recorded during fiscal year 2003, of which $614.7 million related to the revision of aerospace program estimates. The latter amount is included in the cumulative $2.2-billion charge discussed above. In addition, a $587.9-million charge was also recorded for the write-down of used aircraft and production inventory, as well as for anticipated losses on trade-in business aircraft and lower-than-anticipated sub-lease revenues, $67.2 million for severance and other involuntary termination costs, and $41.0 million related to the final settlement of a lawsuit and a contractual dispute. Of the $1.3 billion, $211.4 million was recorded during the second quarter and the remainder in the fourth quarter.

Aircraft deliveries totalled 298 units compared to 370 units in fiscal year 2002. The deliveries for 2002-03 include 220 regional aircraft, 77 business jets and one amphibious aircraft.

Bombardier Transportation

- **Segmented revenues for the fiscal year reach $9.4 billion**
- **EBT reaches $309.8 million**
- **New contract wins totalling $11.7 billion during the fiscal year**
- **Order backlog of $25.7 billion**

For the year ended Jan. 31, 2003, Bombardier Transportation's segmented revenues amounted to $9.4 billion, compared to $7.0 billion for the previous year. EBT for fiscal year 2003 amounted to $309.8 million, compared to EBT before special items of $230.4 million for the year ended Jan. 31, 2002. These increases are due to the consolidation of Adtranz accounts for the full 12 months of fiscal year 2003, compared to eight months for last year, the strengthening of the euro compared to the Canadian dollar, and a higher level of activity on some contracts, mainly in Europe.

As at Jan. 31, 2003, Bombardier Transportation's order backlog totalled $25.7 billion, consisting of $19.8 billion for manufacturing operations and $5.9 billion for service businesses. This compares to $16.3 billion for manufacturing operations and $4.1 billion for service businesses, for a total of $20.4 billion as at Jan. 31, 2002. The increase in the value of the backlog reflects order intake of $11.7 billion and a $3.0-billion adjustment relating to the strengthening of the euro compared to the Canadian dollar.

Bombardier Recreational Products

- **Segmented revenues for the fiscal year reach $2.5 billion**
- **EBT reaches $138.4 million**

For the year ended Jan. 31, 2003, Bombardier Recreational Products' segmented revenues amounted to $2.5 billion, compared to $2.0 billion for the previous year. This increase is mainly due to higher outboard engines sales and increased deliveries of ATVs due to the expansion of the product line.

EBT reached $138.4 million for fiscal year 2003, compared to $150.3 million for the previous year. This decrease reflects a different product mix resulting from higher sales of outboard engines and ATVs, which generate lower margins than mature products. In addition, poor snow accumulation in North America, most notably in the central United States, resulted in higher levels of retail sales incentives for snowmobiles.

Bombardier Capital

- **Segmented revenues for the fiscal year reach $894.9 million**
- **EBT reaches $103.8 million**
- **Reduction of assets under management of $2.2 billion**

For the year ended Jan. 31, 2003, Bombardier Capital's segmented revenues were $894.9 million, compared to $966.8 million the previous year. This decrease is primarily due to the wind-down of the discontinued portfolios, as well as a declining interest rate environment, partially offset by additional revenues from the securitized floorplan receivable portfolios, brought on-balance sheet effective June 1, 2002. Bombardier Capital's EBT amounted to $103.8 million for fiscal year 2003, an increase over EBT before special items of $41.4 million in fiscal year 2002. This increase results from improved margins following the discontinuance of the manufactured housing and consumer finance businesses, as well as improved margins in the inventory finance businesses.

On Sept. 27, 2002, Bombardier Capital announced its decision to reduce its debt mainly through the sale and gradual wind-down of the receivable factoring and the business aircraft financing portfolios. Today, the Corporation announced its intention to cease origination for Bombardier Capital's railcar leasing activities. Bombardier Capital will focus its origination activities on inventory financing and interim financing for Bombardier Aerospace regional aircraft. Proceeds from the sale and gradual wind-down of the discontinued portfolios will be applied to the reduction of Bombardier Capital's debt.

Assets under management, before allowance for credit losses, amounted to $9.7 billion as at Jan. 31, 2003 compared to $11.9 billion as at Jan. 31, 2002. This 18.1% decrease was primarily due to the gradual wind-down of the discontinued portfolios and, in particular, the receivable factoring portfolio.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

The following backgrounders are also available at www.bombardier.com:

- **Bombardier Recreational Products**
- **Belfast City Airport**
- **Defence Services**
- **Railcar Leasing**

FORWARD-LOOKING STATEMENTS
This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see under the heading Risks and Uncertainties in the Management's Discussion and Analysis on the Corporation's Web site.

[1]CAUTION REGARDING NON-GAAP EARNINGS MEASURES
This release contains analyses based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP) and analyses based on earnings measures, such as EBT and EBIT, that do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by other corporations. In addition, certain figures are presented before and after special items. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

April 3rd, 2003

03 APR -7 AM 7:21



BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated April 3, 2003, with respect to the declaration of dividends which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,



Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ____ day of ________, 2003.

____

Name:
Title:

PRESS RELEASE


BOMBARDIER

BOMBARDIER

BOMBARDIER INC. DIVIDENDS

Montréal, April, 3, 2003 - The Board of Directors of Bombardier Inc. declared the following dividends:

Class A and Class B Shares
A dividend of $0.0225 per share on the Class A shares (multiple voting) and of $0.0225 per share on the Class B shares (subordinate voting) is payable on May 31, 2003 to the shareholders of record at the close of business on May 16, 2003.

Holders of Class B shares (subordinate voting) of record at the close of business on May 16, 2003, who have a right to a priority dividend at the rate of $0.0015625 per share per year, payable by quarterly instalments of $0.00039075, will receive the first instalment of $0.00039075 per share on May 31, 2003.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communications
(514) 861-9481